

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2023

Kristine R. Nario-Eng
Chief Financial Officer
New York Mortgage Trust, Inc.
90 Park Avenue
New York , New York 10016

      Re: New York Mortgage Trust, Inc.
             Form 10-K for the year ended December 31, 2022
             File No. 001-32216

Dear Kristine R. Nario-Eng:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Real Estate & Construction